                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For December 8, 2006

                        International Uranium Corporation
                 (Translation of registrant's name into English)

       Suite 2101 - 885 West Georgia Street, Vancouver, British Columbia,
                                 Canada V6C 3E8
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F   X   Form 40-F
                    -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes       No   X
              -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        International Uranium Corporation
                                        (Registrant)


Date: December 8, 2006                  By: /s/ Ron F. Hochstein
                                            ------------------------------------
                                            Ron F. Hochstein, President and CEO

                                  EXHIBIT INDEX

Exhibit Number   Description
--------------   -----------
       1         Press Release dated December 5, 2006 Denison to Acquire
                 Omegacorp Limited

       2         Bid Implementation Agreement between OmegaCorp Limited and
                 Denison Mines Corp.

(DENISONMINES LOGO)

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 - Fx. 416-979-5893 - www.denisonmines.com

PRESS RELEASE

                      DENISON TO ACQUIRE OMEGACORP LIMITED

TORONTO, ON -- DECEMBER 5, 2006 -- DENISON MINES CORP. ("Denison") (IUC:TSX, DEN:TSX) is pleased to announce a takeover offer to acquire any or all of the issued and outstanding shares of OmegaCorp Limited ("Omega") (ASX:OMC) at a price of AU$1.10 per share for a total consideration of approximately AU$170 million (CDN$154 million). The offer reflects a premium of approximately 25% to the volume weighted average price for Omega shares in the previous 20 trading days.

Omega's directors have unanimously recommended that shareholders accept the Denison offer in the absence of a superior offer. Omega's directors have also unanimously indicated that they intend to accept the Denison offer with respect to their own shareholdings in the absence of a superior offer or if there is a bid by a third party that is matched by Denison. Omega has also agreed to a break fee of 1% of the equity value of Omega under specified circumstances together with a right to match provision in favour of Denison. Omega has agreed not to solicit other offers during the offer period.

The Denison offer contemplates the spin-off of the Mavuzi assets in Mozambique to Omega shareholders. Omega intends to seek all necessary approvals to distribute the shares to the Omega shareholders (as at a record date to be determined) on a 1 for 4 basis in a company ("Newco") which is to be incorporated and will own the Mavuzi assets. Omega will seek to list Newco on the Australian Stock Exchange ("Distribution in Specie"). Denison will retain the uranium rights in respect of the Mavuzi assets.

Denison's offer is subject to a number of conditions including receipt of regulatory approvals and no material adverse changes to Omega. A copy of the Bid Implementation Agreement will be available on www.sedar.com. The Bidder's Statement to Omega's shareholders is expected to be available within 3 weeks.

Omega is an Australian listed mineral exploration company which has a portfolio of uranium projects in southern Africa, including the advanced stage Kariba Project in Zambia. Please see attached map.

KARIBA URANIUM PROJECT - ZAMBIA

Omega holds a 100% interest in the Kariba Uranium Project located approximately 200 kilometres south of Lusaka. Encompassing an area of over 1,890 square kilometers, three main areas of mineralization have been identified to date - Mutanga, Dibwe and Bungua, with several targets in each area.

Current inferred resources(1), prepared by FinOre Mining Consultants in accordance with the JORC Code, at the Mutanga and Dibwe areas are estimated at 16,400,000 tonnes grading 380 ppm U(3)O(8) containing 13.7 million pounds U(3)O(8) at a 200 ppm U(3)O(8) cut-off. Existing data supports resource upside potential here and elsewhere within the project.

The mineralization on the property has not been estimated in conformity with National Instrument 43-101 ("NI 43-101"), and consequently there are no 43-101 compliant resources or reserves at this time. All resource estimates quoted above are based on prior data and reports obtained and prepared by previous operators and information, including Omega. Denison has not completed the work necessary to verify the classification of the mineral resource estimate. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. The properties will require further valuation which Denison's management and consultants intend to carry out in due course upon completion of the acquisition.

Omega has completed a scoping study(2) of the Kariba project (the "Study") utilizing an open pit, alkali leach mining operation. The Study, conducted by MDM Engineering (Pty) Ltd of South Africa, considers the engineering and costing of all the plant, equipment and associated infrastructure facilities such as water, power and transportation requirements. Results of the Study suggest that the project could support the production of 1.5 million pounds of U(3)O(8) per annum at an initial estimated operating cost of US$23 per pound (determined to a nominal accuracy of +/- 30%). The mining rate for the project was estimated at 2 million tonnes per annum, with a 90% metallurgical recovery. Using these parameters, the operation could support a mining operation for about six years. This was considered to be a base case for the project as there is potential to increase the overall resource base and therefore the life of the mine. Capital costs (determined to a nominal accuracy of +/-30%) for the process plant and infrastructure were estimated at US$41 and US$17 million respectively. A further US$1.5 million has been estimated for the "first fill" of reagents.

The Study was completed using the following parameters:

-    Life of mine estimate   6 - 10 years

-    Ore Mining Rate         2.0 Million tonnes per annum

-    Cut off grade           200 parts per million (ppm) (.02% U(3)O(8))

-    Mining grade            360 - 420 ppm (.036% - .042% U(3)O(8))

-    Recovery                90%

The key considerations in the Study were scale, throughput rate, project life, and community and environmental impacts. The minimum project life was expected to be six years, but with the potential to be at least ten, given the number of untested targets and other areas drilled by AGIP, who explored the area extensively in the past. To this end, the Study completed to date is considered as a base case scenario.

The proposed mining site is regionally well serviced with infrastructure, with grid power available within sixty kilometres from the site. Water is available from nearby Lake Kariba if required, or from on site sources. The study has used the former option.

The mining of both overburden and ore is described as a relatively simple process requiring limited blasting. The stripping ratio of the Mutanga deposit was estimated at <2:1, with the Dibwe deposit expected to be higher, due to the nature of the mineralisation. The stripping ratio for the life of the operation was not expected to exceed 4:1.

The current consideration is to locate the plant and associated infrastructure approximately one kilometre south of the Mutanga deposit. This area has been chosen due to its suitability, proximal nature and access.

A conceptual flow sheet was generated that incorporates the newly conceived concept of upgrading the ore ahead of its processing by running the milled ore through screens and an attrition scrubber. The leaching commences in the milling part of the circuit, with the introduction of modest heat (60oC) and continues in the leach tanks and counter-current-decant (CCD) part of the circuit. The process utilises an alkali leach, processing up to two million tonnes of ore per annum. A metallurgical recovery factor of 90% has been applied in the scoping study based on extensive testing.

The Study is preliminary in nature and it is based entirely on inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The Study also contained assumptions relating to ore density, expectation of upgrading of resources and use of historic drillhole locations. THERE IS NO CERTAINTY THAT THE ECONOMIC RESULTS FROM THE STUDY WILL BE REALIZED. The Study is a preliminary assessment of the project and Denison believes that the operating and capital costs could be higher.

Denison's management believes that the acquisition of Omega will fit well into its growth strategy in terms of development scheduling and uranium production. The Omega assets are expected to add significantly to Denison's uranium resources and bring additional near term production capacity, as well as establishing Denison in Africa.

Dundee Securities Corporation served as financial advisor to Denison on the acquisition.

CONFERENCE CALL AND WEBCAST INFORMATION

A conference call with simultaneous web cast presentation will be held at 11:00 AM EST (08:00 AM PST) on December 5, 2006 to discuss the transaction. Please call in 5 minutes before the conference starts and stay on the line. An operator will be available to provide assistance.

Call-in number for the conference call: 416-695-9753
North America Toll Free: 1-877-888-3490

The presentation webcast will be available for viewing on the Denison website (www.denisonmines.com).

A replay of the telephone conference will be available approximately one hour after the completion of the conference and until December 15, 2006. The replay number in North America is 416-695-5275 or toll free 1-888-509-0081. To access the recording, please enter access code: 636760.

----------
(1) JORC compliant resource estimate prepared by FinOre Mining Consultants, a subsidiary of CSA Geological Consultants (August, 2006). The August 2006 report's Qualified Person is Mr. Malcolm Titley, Principal Consultant and Director of FinOre Mining Consultants. Mr. Titley is a BSc qualified geologist and chemist with 25 years combined mining industry and resource estimation experience.

(2) The Study is a preliminary assessment, which has been completed by a number of industry recognized consultants engaged by Omega, and is based on the current Inferred Mineral Resource estimated in compliance with the JORC Code. These JORC compliant resources have not been estimated in accordance with NI 43-101. Denison has not verified any of the data disclosed in the Study that formed the basis for the inferred resources referred to in this release. Denison has not verified any of the sampling, or analytical or test data underlying the information or opinions that formed the basis of that Study. This Study must be considered as a preliminary assessment, and the inferred resources contained therein have to be considered too speculative geologically to have any economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that the assumptions in this preliminary assessment will be realized. The Study provides that: little knowledge of the geology controls on mineralization and the mineralogy of the deposits is available; there is uncertainty concerning the reconciliation of assay grade of the rock returned and of downhole radiometric probing; at Dibwe, which hosts 48% of the inferred resources, there is uncertainty regarding both U(3)O(8) grade and the position of the down hole mineralization intercepts; the in-situ dry density calculations are based on samples that do not have a known location. Denison has not verified any of the data that underpinned the assumptions contained in this preliminary assessment. No Denison employee has visited the project or has access to more information other than that contained in the Study.

The Study's Qualified Person is Mr. Dodd of MDM Engineering Limited of Johannesburg, South Africa. Mr. Dodd holds a BSc (Hons) in Chemical Engineering and is a fellow of the South African Institute of Mining Metallurgy with 32 years experience in the field of extractive metallurgy.

CAUTIONARY STATEMENTS

This news release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. ("Denison").

Forward looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Denison's properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison or Omega to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management's Discussion and Analysis of each of Denison Mines Inc. ("DMI") and International Uranium Corporation ("IUC"), the current Annual Information Form of DMI filed with the securities regulatory authorities in Canada and available at www.sedar.com and IUC's Annual Report on Form 20-F filed with the securities regulatory authorities in Canada and available at www.sedar.com. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the respective Annual Information Forms of DMI and, IUC, each for the year ended December 31, 2005, and other continuous disclosure documents filed by each of them since January 1, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES: This news release uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. UNITED STATES INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF MEASURED OR INDICATED MINERAL RESOURCES WILL EVER BE CONVERTED INTO MINERAL RESERVES. UNITED STATES INVESTORS ARE ALSO CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF AN INFERRED MINERAL RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

For further information, please contact:

E. Peter Farmer   (416) 979-1991 ext. 231
Ron Hochstein     (604) 689-7842
James Anderson    (416) 979-1991 ext. 372

                                      (MAP)

                          BID IMPLEMENTATION AGREEMENT

OMEGACORP LIMITED
OmegaCorp

DENISON MINES CORP
Denison

                                   HARDY-BOWEN
                                     LAWYERS
                     LEVEL 1, 28 ORD STREET, WEST PERTH 6005
                         PO BOX 1364, WEST PERTH WA 6872
                    TEL + 61 8 9211 3600 FAX + 61 8 9211 3690
                             OUR REF - MPB:JRA:60507

                                TABLE OF CONTENTS

CLAUSE                                                                   PAGE NO
------                                                                   -------
1.     DEFINITIONS, INTERPRETATION AND GOVERNING LAW..................       1
1.1    Definitions....................................................       1
1.2    Interpretation.................................................       3
1.3    Governing law..................................................       3

2.     BREAK FEE......................................................       3
2.1    OmegaCorp's acknowledgements...................................       3
2.2    Obligation to pay..............................................       4
2.3    Basis of Break Fee.............................................       4
2.4    Quantification.................................................       5
2.5    Payment........................................................       5
2.6    Set-off........................................................       5

3.     NON-SOLICITATION...............................................       5
3.1    No solicitation during Offer Period............................       5
3.2    OmegaCorp directors' fiduciary duties..........................       6

4.     NEWSUB.........................................................       6
4.1    Distribution in specie of shareholding in NewSub...............       6
4.2    ASX Listing....................................................       7
4.3    Survival.......................................................       7

5.     COMPLIANCE WITH THE LAW........................................       7

6.     WARRANTIES.....................................................       7

7.     INDEMNITY......................................................       8

8.     TERMINATION....................................................       8
8.1    Termination events.............................................       8
8.2    Termination of agreement.......................................       8

9.     GENERAL........................................................       8
9.1    Further acts...................................................       8
9.2    Notices........................................................       8
9.3    Stamp duties...................................................       9
9.4    Jurisdiction...................................................      10
9.5    Amendments.....................................................      10
9.6    Assignment.....................................................      10
9.7    Severability of provisions.....................................      10
9.8    Waiver.........................................................      10
9.9    Enurement......................................................      10
9.10   Indemnities....................................................      10
9.11   Entire agreement...............................................      11
9.12   No representation or reliance..................................      11
9.13   Counterparts...................................................      11

SCHEDULE 1 - BID TERMS................................................      12

THIS AGREEMENT is made this __________ day of December 2006

PARTIES OMEGACORP LIMITED ABN 60 094 212 307 of Level 9, BGC Centre, 28 The Esplanade, Perth, Western Australia ("OMEGACORP")

          and

          DENISON MINES CORP of Atrium on Bay, 595 Bay Street, Suite 402, Toronto, ON M5G 2C2 ("DENISON")

RECITALS

A.   OmegaCorp is incorporated in Australia and listed on ASX.

B.   Denison is incorporated in Ontario and listed on Toronto Stock Exchange.

C. Denison proposes to make a takeover bid to acquire all of the OMC Shares on the terms in Schedule 1.

D. Denison has represented to OmegaCorp that it is a pre-requisite to Denison making the Takeover Bid that OmegaCorp enters into this agreement.

E. OmegaCorp and its directors believe that significant benefits will flow to OmegaCorp and its shareholders if Denison makes the Takeover Bid.

THIS AGREEMENT PROVIDES

1.   DEFINITIONS, INTERPRETATION AND GOVERNING LAW

1.1  DEFINITIONS

     In this agreement the following terms shall bear the following meanings:

     "ANNOUNCEMENT DATE" means the date the Takeover Bid is announced.

     "ASIC" means Australian Securities and Investments Commission.

     "ASSOCIATE" has the meaning given in the Corporations Act.

     "ASX" means Australian Stock Exchange Limited.

     "BID TERMS" means the terms and conditions in Schedule 1.

     "BIDDER'S STATEMENT" the bidder's statement to be issued by Denison in relation to the Takeover Bid.

     "BREAK FEE" means 1% of the equity value of OmegaCorp determined as at the Announcement Date.

     "BUSINESS DAY" means a day on which the banks are open for business in Western Australia excluded a Saturday, Sunday or public holiday.

     "COMPETING TRANSACTION" means any transaction (including a takeover bid, members' schedule of arrangement, share or asset sale or similar) under which a third party, being a person other than Denison or an associate, will or may, subject to satisfaction of conditions, acquire control (within the meaning of section 50AA of the Corporations Act) of OmegaCorp or any of its subsidiaries.

     "CORPORATIONS ACT" means the Corporations Act 2001 (Cth).

     "FATA" means the Foreign Acquisitions and Takeovers Act 1975 (Cth).

     "MAVUZI PROJECT" means prospecting licences 890, 1054, 1055 and 1119 held by OMC MOZ.

     "MEPONDA PROJECT" means prospecting licences 1116, 1117 and 1118 held by OMC MOZ.

     "NEWSUB" means a newly incorporated company which, on incorporation, shall be a wholly owned subsidiary of OmegaCorp.

     "NEWSUB DISTRIBUTION" has the meaning in clause 4.1(b).

     "NEWSUB RIGHT" means a right to subscribe for a NewSub Share for $0.20.

     "NEWSUB SHARE" means a fully paid ordinary share in capital of NewSub.

     "NOTICE" means any notice or other communication including, but not limited to, any request, demand, consent or approval, to or by a party to this agreement.

     "OFFERS" means the offers made under the Takeover Bid.

     "OFFER PERIOD" means the period during which the Offers remain open.

     "OMC MOZ" means OmegaCorp Minerais Limitada, a company incorporated in Mozambique and wholly owned by OMC Resources.

     "OMC MOZ SHARES" means all of the share capital in OMC MOZ.

     "OMC RESOURCES" means OmegaCorp Resources Pty Limited, a company incorporated in Australia and wholly owned by OmegaCorp.

     "OMC SHARE" means an ordinary share in the capital of OmegaCorp, including any ordinary share issued on exercise of an option in OmegaCorp before the end of the Offer Period.

     "OMEGACORP SHAREHOLDER" means a holder of OMC Shares.

     "PUBLIC AUTHORITY" means any government or any governmental, semi-governmental, statutory or judicial entity, agency or authority, whether in Australia or elsewhere, including (without limitation) any self-regulatory organisation established under statute or otherwise discharging substantially public or regulatory functions, and ASX or any other stock exchange.

     "RECORD DATE" means the record date for determining the entitlement under the NewSub Distribution as determined by OmegaCorp's directors.

     "TAKEOVER BID" means the takeover bid proposed to be made by Denison for all of the OMC Shares on the Bid Terms.

     "$" means the lawful currency of the Commonwealth of Australia.

1.2  INTERPRETATION

     In this agreement:

     (a)  headings are for convenience only and do not affect interpretation;

     (b)  the Recitals are to be construed as part of this agreement;

     and unless the context indicates a contrary intention:

     (c) the expression "person" includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture (whether incorporated or unincorporated), a partnership and a trust;

     (d) a reference to any party includes that party's executors, administrators, successors and permitted assigns, including any person taking by way of novation and, in the case of a trustee, includes any substituted or additional trustee;

     (e) a reference to any document (including this agreement) is to that document as varied, novated, ratified or replaced from time to time;

     (f) a reference to any statute or to any statutory provision includes any statutory modification or re-enactment of it or any statutory provision substituted for it, and all ordinances, by-laws, regulations, rules and statutory instruments (however described) issued under it;

     (g) words importing the singular include the plural (and vice versa), and words indicating a gender include every other gender;

     (h) references to parties, clauses, schedules, exhibits or annexures are references to parties, clauses, schedules, exhibits and annexures to or of this agreement, and a reference to this agreement includes any schedule, exhibit or annexure to this agreement;

     (i) where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

     (j)  the word "includes" in any form is not a word of limitation;

     (k)  a reference to "$" or "dollar" is to Australian currency;

     (l) if any day appointed or specified by this agreement for the payment of any money or doing of any thing falls on a day which is not a Business Day, the day so appointed or specified shall be deemed to be the next Business Day.

1.3  GOVERNING LAW

     This agreement is governed by and will be construed according to the laws of Western Australia.

2.   BREAK FEE

2.1  OMEGACORP'S ACKNOWLEDGEMENTS

     OmegaCorp acknowledges that:

     (a) Denison will suffer significant costs and losses if the Takeover Bid is publicly announced but is not completed;

     (b) the Break Fee is intended to reimburse Denison for some or all of these costs and losses;

     (c) the Takeover Bid will provide significant benefits to OmegaCorp Shareholders;

     (d) it has received legal advice about this agreement and, in particular, this clause;

     (e) Denison would not have agreed to make the Takeover Bid unless OmegaCorp had agreed to enter into this agreement; and

     (f) it considers this agreement to be fair and reasonable and that it is appropriate to agree to the terms of this agreement to secure the significant benefits to OmegaCorp Shareholders resulting from the Takeover Bid.

2.2  OBLIGATION TO PAY

     OmegaCorp will pay Denison the Break Fee if, before the end of the Offer
     Period:

     (a) a Competing Transaction is announced, or is open for acceptance, and, before the end of the Offer Period, or, if later, the end of offer period or the effective date under the Competing Transaction, a third party, being a person other than Denison or an associate, acquires control (within the meaning of section 50AA of the Corporations Act) of OmegaCorp or any of its subsidiaries;

     (b) no Competing Transaction is announced, or is open for acceptance, but any director of OmegaCorp:

          (i) fails to recommend that OmegaCorp Shareholders accept the Takeover Bid in the absence of a superior offer; or

          (ii) having made such a recommendation, makes a public statement which withdraws, revises or qualifies that recommendation; or

     (c) a Competing Transaction is announced, or is open for acceptance, and Denison varies the terms of the Takeover Bid so that the Offers (as varied) are at least equal to the Competing Transaction and any director of OmegaCorp:

          (i) fails to recommend that OmegaCorp Shareholders accept the Takeover Bid (as varied) in the absence of a superior offer; or

          (ii) having made such a recommendation, makes a public statement which withdraws, revises or qualifies that recommendation.

2.3  BASIS OF BREAK FEE

     The Break Fee has been calculated to reimburse Denison for the following:

     (a) fees for legal and financial advice in planning and implementing the Takeover Bid;

     (b) reasonable opportunity costs incurred in engaging in the Takeover Bid or in not engaging in other alternative acquisitions or strategic initiatives;

     (c) costs of management and directors' time in planning and implementing the Takeover Bid;

     (d) out of pocket expenses incurred by Denison employees, advisers and agents in planning and implementing the Takeover Bid;

     (e) any damage to Denison's reputation associated with a failed transaction and the implications of those damages if Denison seeks to execute alternative acquisitions in the future; and

     (f) losses associated with any damage to Denison's goodwill with its customers, suppliers or employees,

     in each case, incurred by Denison directly or indirectly as a result of pursuing the Takeover Bid.

2.4  QUANTIFICATION

     The parties acknowledge that the amount of fees, costs and losses referred to in clause 2.3 is inherently unascertainable and that, even after termination of this agreement, the costs will not be able to be accurately ascertained. The amount of the Break Fee is a genuine and reasonable pre-estimate of those fees, costs and losses (it being acknowledged by the parties that the costs would most likely be significantly in excess of this amount).

2.5  PAYMENT

     (a) Denison may demand payment of the Break Fee under clause 2.2 in writing and stating the circumstances which give rise to payment.

     (b) Subject to clause 2.6, OmegaCorp must pay the Break Fee to Denison within 5 Business Days of receipt of Denison's demand under clause 2.5(a) unless a finding has been made by a court, the Takeovers Panel, regulatory authority or tribunal as described in clause 5.

2.6  SET-OFF

     If Denison:

     (a)  acquires any OMC Shares; and

     (b) subsequently accepts or participates in a Competing Transaction and receives consideration for those OMC Shares under that Competing Transaction which is of net realisable value in excess of the consideration paid for the OMC Shares, then OmegaCorp is entitled to set-off the excess (less actual holding costs), on a pre-tax basis, against any claim by Denison under this clause 2.2.

3.   NON-SOLICITATION

3.1  NO SOLICITATION DURING OFFER PERIOD

     During the Offer Period OmegaCorp must not, and must not authorise, permit or require any of its Associates to either directly or indirectly solicit or initiate negotiations with third parties which may lead or may reasonably be expected to lead to a Competing Transaction.

3.2  OMEGACORP DIRECTORS' FIDUCIARY DUTIES

     OmegaCorp or OmegaCorp's directors may do or not do anything with respect to a bona fide Competing Transaction for OmegaCorp provided that:

     (a) the bona fide Competing Transaction for OmegaCorp has not arisen as a consequence of a breach of clause 3.1;

     (b) OmegaCorp's directors have determined (in good faith and acting reasonably), after consulting with their external legal counsel (whose advice is subsequently confirmed in writing), that to do so, or not to do so, as the case may be, would constitute or would be likely to constitute a breach of any fiduciary or statutory duty of OmegaCorp's directors; and

     (c) OmegaCorp's directors have determined (in good faith and acting reasonably) after being advised in writing by an independent financial adviser that the bona fide Competing Transaction is superior to the Bid Terms and detailed reasons for such opinion.

4.   NEWSUB

4.1  DISTRIBUTION IN SPECIE OF SHAREHOLDING IN NEWSUB

     Before the end of the Offer Period OmegaCorp will:

     (a)  cause OMC Resources to transfer the OMC MOZ Shares to NewSub;

     (b) obtain from OmegaCorp Shareholders all necessary statutory and/or regulatory approvals to enter into such agreements and issue all such documents as required to enable the distribution in specie all of the shareholding in NewSub to the OmegaCorp Shareholders as at the Record Date on the basis of 1 NewSub Share for every 4 OMC Shares held ("NEWSUB DISTRIBUTION ") with one free attaching NewSub Right for every 3 NewSub Shares held which shall be done as the OmegaCorp directors in their absolute discretion determine and subject to the following;

          (i)  NewSub issuing 5,000,000 NewSub Rights to Denison;

          (ii) Denison or its nominee acquiring the rights to uranium on properties currently owned by OMC MOZ;

          (iii) all assets of OMC MOZ, other than the Mavuzi Project and Meponda Project, are for nil consideration transferred to OMC Resources or a wholly owned subsidiary of OMC Resources incorporated for the purpose of acquiring those assets;

          (iv) on the successful completion of the Takeover Bid NewSub will make available to Denison advisory assistance on an ongoing basis with regards to existing OmegaCorp assets; and

          (v) NewSub will enter into a strategic alliance with Denison for 3 years commencing on the successful completion of the Takeover Bid by which Denison will have a right of first refusal to acquire on commercial terms 100% of the rights to uranium on any properties acquired by NewSub.

          For the avoidance of doubt so long all necessary statutory and/or regulatory approvals have been obtained from OmegaCorp Shareholders, all agreements have been entered into and all documents issued as required to give effect to the NewSub Distribution, the distribution and/or transfer of the NewSub Shares to the OmegaCorp Shareholders can be completed after the end of the Offer Period.

4.2  ASX LISTING

     NewSub will seek to list on ASX.

4.3  SURVIVAL

     This clause 4 survives beyond termination of this agreement.

5.   COMPLIANCE WITH THE LAW

     If a court, the Takeovers Panel, regulatory authority, or tribunal determines that this agreement:

     (a)  is, was or would be unlawful; or

     (b) involves, involved or would involve a breach of the duties of the directors of OmegaCorp,

     then Denison agrees:

     (c) not to enforce OmegaCorp's obligations under this agreement (including but not limited to the obligation to pay the Break Fee); and

     (d)  to refund any money paid to it by OmegaCorp under this agreement;

     to the extent that to do so or fail to do so (as the case may be) gives rise to the determinations referred to in clauses 5(a) or 5(b).

6.   WARRANTIES

     Each party represents and warrants to the other that, at the date of this agreement:

     (a) it is duly incorporated under the laws of the place of its incorporation;

     (b) it has the power and authority to execute and exchange this agreement and perform and observe all its terms;

     (c) this agreement has been duly executed and is a legal, valid and binding agreement, enforceable against it in accordance with its terms;

     (d) it is not bound by any contract which may restrict its right or ability to enter into or perform this agreement; and

     (e) no resolutions have been passed and no other step has been taken or legal proceedings commenced or threatened against it for its winding up or dissolution or for the appointment of a liquidator, receiver, administrator or similar officer over any or all of its assets, and no regulatory action of any nature has been taken, which would prevent, inhibit or otherwise have a material adverse effect on its ability to fulfil its obligations under this agreement.

7.   INDEMNITY

     Each party indemnifies the other party against any claim, action, damage, loss, liability, cost, charge, expense, outgoing or payment which the other party suffers, incurs or is liable for in respect of any breach of this agreement including a breach of warranty by the party.

8.   TERMINATION

8.1  TERMINATION EVENTS

     This agreement will terminate if:

     (a) Denison sends compulsory acquisition notices under Part 6A.1, Division 1 of the Corporations Act in relation to OMC Shares; or

     (b) there is a finding by a court, the Takeovers Panel, regulatory authority or tribunal as described in clause 5, which finding cannot be overcome by making reasonable adjustments to the amount of the Break Fee or the circumstances in which it is payable.

8.2  TERMINATION OF AGREEMENT

     If this agreement terminates in accordance with clause 8.1 then it will (except in respect of clause 4, which survives termination this agreement) be of no further force or effect and no party will have any further obligation to the others other than in respect of any breaches of this agreement arising prior to the date of termination of this agreement.

9.   GENERAL

9.1  FURTHER ACTS

     Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by the other party to give effect to this agreement.

9.2  NOTICES

     Any communication under or in connection with this agreement:

     (a)  must be in writing;

     (b)  must be addressed as shown below:

          Name:                 OmegaCorp Limited
          Address:              Level 9,
                                BGC Centre,
                                28 The Esplanade,
                                Perth, Western Australia
                                AUSTRALIA

          Fax no:               +618 9322 6558
          For the attention of: Mr Ian Middlemas

          Name:                 Denison Mines Corp
          Address:              Atrium on Bay
                                595 Bay Street
                                Suite 402
                                Toronto ON
                                CANADA M5G 2C2
          Fax no:               +416 979 5893
          For the attention of: Mr Peter Farmer

          (or as otherwise notified by that party to the other party from time to time);

     (c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

     (d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 9.2(b); and

     (e)  will be deemed to be received by the addressee:

          (i) (in the case of prepaid post) on the third Business Day after the date of posting to an address within Australia, and on the fifth Business Day after the date of posting to an address outside Australia;

          (ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non Business Day, or is after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day; and

          (iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 9.2(b), unless that delivery is made on a non Business Day, or after 5.00 pm on a Business Day, when that communication will be deemed to be received at
               9.00 am on the next Business Day,

          and where "Business Day" means a day which is not a Saturday, Sunday or public holiday in the place of receipt of that communication.

9.3  STAMP DUTIES

     Denison will:

     (a) pay all stamp duties (apart from financial institutions duties or bank account debit taxes which will lie between the parties as they fall) and any related fines and penalties assessed in respect of this agreement, the performance of this agreement and each transaction effected by or made under or pursuant to this agreement; and

     (b) indemnify each other party against any liability arising from failure to comply with clause 9.3(a).

9.4  JURISDICTION

     (a) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of Western Australia, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this agreement.

     (b) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within clause 9.4(a).

9.5  AMENDMENTS

     This agreement may only be varied by a document signed by or on behalf of each of the parties.

9.6  ASSIGNMENT

     A party cannot assign, novate or otherwise transfer any of its rights or obligations under this agreement without the prior written consent of the other party.

9.7  SEVERABILITY OF PROVISIONS

     Any provision of this agreement which is illegal, void or unenforceable will be ineffective to the extent only of that illegality, voidness or unenforceability without invalidating the remaining provisions.

9.8  WAIVER

     (a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this agreement by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this agreement.

     (b) Any waiver or consent given by any party under this agreement will only be effective and binding on that party if it is given or confirmed in writing by that party.

     (c) No waiver of a breach of any term of this agreement will operate as a waiver of another breach of that term or of a breach of any other term of this agreement.

9.9  ENUREMENT

     The provisions of this agreement will enure for the benefit of and be binding on the Parties and their respective successors and permitted substitutes and assigns and (where applicable) legal personal representatives.

9.10 INDEMNITIES

     (a) Each indemnity in this agreement is a continuing obligation, separate and independent from the other obligations of the parties, and survives termination, completion or expiration of this agreement.

     (b) It is not necessary for a party to incur expense or to make any payment before enforcing a right of indemnity conferred by this agreement.

9.11 ENTIRE AGREEMENT

     To the extent permitted by law, in relation to the subject matter of this agreement, this agreement:

     (a) embodies the entire understanding of the parties and constitutes the entire terms agreed upon between the parties; and

     (b) supersedes any prior agreement (whether or not in writing) between the parties.

9.12 NO REPRESENTATION OR RELIANCE

     (a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this agreement, except for representations or inducements expressly set out in this agreement.

     (b) Each party acknowledges and confirms that it does not enter into this agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this agreement.

9.13 COUNTERPARTS

     This agreement may be executed in any number of counterparts. All counterparts will be taken to constitute one instrument.

                             SCHEDULE 1 - BID TERMS

1.   Offer consideration

     $1.10 for each OMC Share.

2.   Offer Period

     One month from the date the Offers opens, subject to Denison's right to extend the Offer Period.

3.   Conditions

     (a)  FATA

          If required under the FATA, before the end of the Offer Period the Treasurer of the Commonwealth of Australia either:

          (i) issues a notice stating that the Commonwealth Government does not object to Denison acquiring 100% of the OMC Shares under the Offers; or

          (ii) is precluded from making an order in respect of the entry into or completion by Denison of the agreement under the Offers under the FATA.

     (b)  No regulatory action

          Between the Announcement Date and the end of the Offer Period (each inclusive):

          (i) there is not in effect any preliminary or final decision, order or decree issued by any Public Authority;

          (ii) no action or investigation is announced, commenced or threatened by any Public Authority; and

          (iii) no application is made to any Public Authority (other than by Denison or any associate of Denison),

          in consequence of or in connection with the Offer (other than an application to, or a decision or order of, ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act) which restrains, prohibits or impedes, or threatens to restrain, prohibit or impede, or materially impact upon, the making of the Offers and the completion of any transaction contemplated by the Bidder's Statement (including, without limitation, full, lawful, timely and effectual implementation of the intentions set out in the Bidder's Statement) or which requires the divestiture by Denison of any OMC Shares or any material assets of OmegaCorp or any subsidiary of OmegaCorp.

     (c)  No prescribed occurrences

          Between the Announcement Date and the date 3 Business Days after the end of the Offer Period (each inclusive), none of the following prescribed occurrences (being the occurrences listed in section 652C of the Corporations Act) happen:

          (i) OmegaCorp converting all or any of the OMC Shares into a larger or smaller number of shares under section 254H of the Corporations Act;

          (ii) OmegaCorp or a subsidiary of OmegaCorp resolving to reduce its share capital in any way other than as referred to in clause 4 of this agreement;

          (iii) OmegaCorp or a subsidiary of OmegaCorp entering into a buyback agreement or resolving to approve the terms of a buyback agreement under section 257C(1) or 257D(1) of the Corporations Act;

          (iv) OmegaCorp or a subsidiary of OmegaCorp making an issue of OMC Shares (other than OMC Shares issued as a result of the exercise of options into OMC Shares) or granting an option over a OMC Share or agreeing to make such an issue or grant such an option other than as referred to in clause 4 of this agreement;

          (v) OmegaCorp or a subsidiary of OmegaCorp issuing, or agreeing to issue, convertible notes;

          (vi) OmegaCorp or a subsidiary of OmegaCorp disposing or agreeing to dispose, of the whole, or a substantial part, of its business or property other than as referred to in clause 4 of this agreement;

          (vii) OmegaCorp or a subsidiary of OmegaCorp charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

          (viii) OmegaCorp or a subsidiary of OmegaCorp resolving that it be wound up;

          (ix) the appointment of a liquidator or provisional liquidator of OmegaCorp or of a subsidiary of OmegaCorp;

          (x) the making of an order by a court for the winding up of OmegaCorp or of a subsidiary of OmegaCorp;

          (xi) an administrator of OmegaCorp or of a subsidiary of OmegaCorp being appointed under section 436A, 436B or 436C of the Corporations Act;

          (xii) OmegaCorp or a subsidiary of OmegaCorp executing a deed of company arrangement;

          (xiii) the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of OmegaCorp or of a subsidiary of OmegaCorp.

     (d)  No material adverse change

          (i) Between the Announcement Date and the end of the Offer Period (each inclusive) none of the following occurs:

               (A)  an event, change, condition, matter or thing occurs:

               (B) information is disclosed or announced by OmegaCorp or any of its subsidiaries concerning any event, change, condition, matter or thing; or

               (C) information concerning any event, change, condition, matter or thing which becomes known to Denison (whether or not becoming public),

               which was not known to Denison before the Announcement Date and will have, could reasonably be expected to have or which evidences that there has been as material adverse effect on the business, assets, liabilities, financial position and performance, material contracts (taken as a whole), profitability or prospects of OmegaCorp or any of its subsidiaries since 23 November 2006.

          (ii) For the purposes of clause (e)(i), Denison shall not be taken to know of information concerning any event, change, condition, matter or thing before the Announcement Date, unless Denison know or ought reasonably to have known (having regard to the information disclosed by OmegaCorp in its public filings with the ASX and ASIC before the Announcement Date), of the extent or magnitude of the event, change, condition, matter or thing.

          (iii) Clause (e)(i) does not apply in relation to particular information if that information was previously disclosed by OmegaCorp in a public filing with the ASX or ASIC provided that the disclosure was full and fair (including, without limitation, in relation to the extent and magnitude of the event, change, condition, matter or thing, as the case may be) and was not, and is not likely to be, incomplete, incorrect, untrue or misleading.

     (e)  No change of control rights

          Between the Announcement Date and the end of the Offer Period (each inclusive), there is no person having any rights, being entitled to have any rights, alleging an entitlement, or expressing or announcing an intention (whether or not that intention is stated to be a final or determined decision of that person) (in all cases whether subject to conditions or not, as a result of any change of control event in respect of OmegaCorp (including, Denison acquiring OMC Shares in OmegaCorp) or any of its subsidiaries or assets, to:

          (i) terminate or alter any contractual relations between any person and OmegaCorp or any of its subsidiaries (for this purpose an alteration includes the operations of a contract whether or not that altered operation is provided for under existing terms of the contract);

          (ii) require the termination, modification or disposal (or offer to dispose) of any interest or asset, corporate body, joint venture or other entity: or

          (iii) accelerate or adversely modify the performance of any obligations of OmegaCorp or any of its subsidiaries under any agreements, contracts or other legal arrangement.

     (f)  Access to information

          Between the Announcement Date and the end of the Offer Period, OmegaCorp promptly, and in any event within 5 Business Days, provides to Denison a copy of all material information which Denison may from time to time reasonably request, whether or not generally available (within the meaning of the Corporations Act) relating to OmegaCorp or any of its subsidiaries, or their respective assets, liabilities or operations.

EXECUTED as an agreement.

EXECUTED as an agreement by OMEGACORP )
LIMITED in accordance with section    )
127 of the Corporations Act:          )
                                      )


-------------------------------------   ----------------------------------------
Signature of Director                   Signature of Secretary/other Director

-------------------------------------   ----------------------------------------
Name of Director in full                Name of Secretary/other Director in full


SIGNED by DENISON MINES CORP as an    )
agreement in the presence of:         )
                                      ) ----------------------------------------
                                        Duly Authorised
                                        Full Name:
                                                   -----------------------------


-------------------------------------
Signature of Witness

-------------------------------------
Name and Address of Witness in full